Northeast Utilities							Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine Months
(Thousands of Dollars)	Ended
	September 30, 2009	For the Years Ended December 31,
	(unaudited)	2008	2007	2006	2005		2004
Earnings, as defined:
Net income/(loss) from continuing operations
before cumulative effect of accounting change	$249,485	$266,387	$251,455	$138,495	$(251,344)		$75,982
Income tax expense/(benefit)	130,047	105,661	109,420	(76,326)	(184,862)		22,388
Equity in earnings of regional nuclear
generating and transmission companies	(1,383)	(1,637)	(3,983)	(334)	(3,311)		(2,592)
Dividends received from regional equity
investees	3,384	1,017	4,542	2,145	687		3,879
Fixed charges, as below	223,352	304,374	275,611	267,243	265,046		235,699
Less: Interest capitalized (including AFUDC)	(4,708)	(17,797)	(17,568)	(14,482)	(10,463)		(4,517)
Preferred dividend security requirements of
consolidated subsidiaries	(6,949)	(9,265)	(9,265)	(9,265)	(9,265)		(9,265)
Total earnings/(loss), as defined	$593,228	$648,740	$610,212	$307,476	$(193,512)		$321,574

Fixed charges, as defined:
Interest on long-term debt (a)	$168,191	$193,883	$162,841	$141,579	$131,870		$107,365
Interest on rate reduction bonds	28,889	50,231	61,580	74,242	87,439		98,899
Other interest (b)	8,490	25,031	15,824	22,375	19,276		8,586
Rental interest factor	6,125	8,167	8,533	5,300	6,733		7,067
Preferred dividend security requirements of
consolidated subsidiaries	6,949	9,265	9,265	9,265	9,265		9,265
Interest capitalized (including AFUDC)	4,708	17,797	17,568	14,482	10,463		4,517
Total fixed charges, as defined	$223,352	$304,374	$275,611	$267,243	$265,046		$235,699

Ratio of Earnings to Fixed Charges	2.66	2.13	2.21	1.15	(0.73)	(c)	1.36

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.

(c) Consolidated earnings were inadequate to cover fixed charges by $458.6 million for the year ended December 31, 2005.